U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

COMMISSION FILE NUMBER 000-51594

(CHECK  ONE):
[X]	FORM 10-K AND FORM 10-KSB [ ] FORM 11-K
[ ]	FORM 20-F [ ] FORM 10-Q AND FORM 10-QSB [ ] FORM N-SAR

     FOR  PERIOD  ENDED:      MARCH 31, 2008
                        ----------------------

[ ]	TRANSITION REPORT ON FORM 10-K AND FORM 10-KSB
[ ]	TRANSITION REPORT ON FORM 20-F
[ ]	TRANSITION REPORT ON FORM 11-K
[ ]	TRANSITION REPORT ON FORM 10-Q AND FORM 10-QSB
[ ]	TRANSITION REPORT ON FORM N-SAR

     FOR  THE  TRANSITION  PERIOD  ENDED:

     READ  ATTACHED  INSTRUCTION  SHEET  BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

     NOTHING  IN  THIS  FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED  ANY  INFORMATION  CONTAINED  HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE,
IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:

PART I
REGISTRANT INFORMATION

FULL NAME OF REGISTRANT	GoldMountain Exploration Corporation

ADDRESS OF PRINCIPAL EXECUTIVE	225 Marine Drive, Suite 210
OFFICES (STREET AND NUMBER)

CITY, STATE AND ZIP CODE	Blaine, Washington 98230

PART II
RULE 12B-25(B) AND (C)

     IF  THE  SUBJECT  REPORT  COULD NOT BE FILED WITHOUT UNREASONABLE EFFORT OR EXPENSE  AND  THE  REGISTRANT  SEEKS  RELIEF  PURSUANT  TO  RULE 12B-25 (B), THE FOLLOWING  SHOULD  BE  COMPLETED.  (CHECK  APPROPRIATE  BOX)

/X/	(A) THE REASONS DESCRIBED IN REASONABLE DETAIL IN PART III OF THIS FORM COULD NOT BE ELIMINATED WITHOUT UNREASONABLEEFFORT OR EXPENSE;

/X/	(B) THE SUBJECT ANNUAL REPORT, SEMI-ANNUAL REPORT,
TRANSITION REPORT ON FORM 10-K, 10-KSB, 20-F, 11-K OR FORM
N-SAR, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE
15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; OR THE
SUBJECT QUARTERLY REPORT OR TRANSITION REPORT ON FORM 10-Q,
10-QSB, OR PORTION THEREOF WILL BE FILED ON OR BEFORE THE
FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE; AND

/ /	(C) THE ACCOUNTANT'S STATEMENT OR OTHER EXHIBIT REQUIRED BY
RULE 12B-25(C) HAS BEEN ATTACHED IF APPLICABLE.

PART III
NARRATIVE

     STATE  BELOW IN REASONABLE DETAIL THE REASONS WHY FORMS 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, OR THE TRANSITION REPORT OR PORTION THEREOF COULD NOT BE  FILED  WITHIN  THE PRESCRIBED TIME PERIOD.  (ATTACH EXTRA SHEETS IF NEEDED.)

     The registrant has experienced delays in completing its financial statements for the year ended March 31, 2008, as its auditor has not had sufficient time to audit its financial statements for the year ended March 31, 2008.  As a result, the registrant is delayed in filing its Form 10-KSB for the year ended March 31, 2008.

PART IV
OTHER INFORMATION

(1)	NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION

Gregory Leigh Lyons (360) 332-0905

(NAME) (AREA CODE) (TELEPHONE NUMBER)

(2)
HAVE ALL  OTHER  PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACTOF  1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO,  IDENTIFY  REPORT(S).

(3)
IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE  CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS  STATEMENTS  TO  BE  INCLUDED  IN  THE  SUBJECT  REPORT OR PORTION THEREOF?

                                                               [ ]  YES  [X]  NO

     IF  SO,  ATTACH  AN  EXPLANATION  OF  THE  ANTICIPATED  CHANGE,  BOTH NARRATIVELY  AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A  REASONABLE  ESTIMATE  OF  THE  RESULTS  CANNOT  BE  MADE.

GoldMountain Exploration Corporation

    (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

     HAS  CAUSED THIS NOTIFICATION TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO  DULY  AUTHORIZED.

DATE     June 30, 2008                                                                 BY  /S/  GREGORY LEIGH LYONS

                                      GREGORY LEIGH LYONS, CHIEF EXECUTIVE OFFICER

INSTRUCTION:  THE  FORM  MAY BE SIGNED BY AN EXECUTIVE OFFICER OF THE REGISTRANT
OR  BY  ANY  OTHER  DULY  AUTHORIZED  REPRESENTATIVE.  THE NAME AND TITLE OF THE
PERSON SIGNING THE FORM SHALL BE TYPED OR PRINTED BENEATH THE SIGNATURE.  IF THE
STATEMENT  IS SIGNED ON BEHALF OF THE REGISTRANT BY AN AUTHORIZED REPRESENTATIVE
(OTHER THAN AN EXECUTIVE OFFICER), EVIDENCE OF THE REPRESENTATIVE'S AUTHORITY TO
SIGN  ON  BEHALF  OF  THE  REGISTRANT  SHALL  BE  FILED  WITH  THE  FORM.

ATTENTION

     INTENTIONAL  MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS  (SEE  18  U.S.C.  1001).

                              GENERAL INSTRUCTIONS

1.   THIS FORM  IS  REQUIRED BY RULE 12B-25 OF THE GENERAL RULES AND REGULATIONS UNDER  THE  SECURITIES  EXCHANGE  ACT  OF  1934.

2.   ONE SIGNED  ORIGINAL  AND FOUR CONFORMED COPIES OF THIS FORM AND AMENDMENTS THERETO  MUST  BE  COMPLETED  AND  FILED  WITH  THE SECURITIES AND EXCHANGECOMMISSION,  WASHINGTON,  D.C.  20549,  IN  ACCORDANCE WITH RULE 0-3 OF THE GENERAL  RULES  AND REGULATIONS UNDER THE ACT. THE INFORMATION CONTAINED IN OR  FILED  WITH  THE FORM WILL BE MADE A MATTER OF THE PUBLIC RECORD IN THE COMMISSION  FILES.

3.   A MANUALLY  SIGNED  COPY  OF THE FORM AND AMENDMENTS THERETO SHALL BE FILED
     WITH  EACH NATIONAL SECURITIES EXCHANGE ON WHICH ANY CLASS OF SECURITIES OF
     THE  REGISTRANT  IS  REGISTERED.

4.   AMENDMENTS  TO  THE NOTIFICATION MUST ALSO BE FILED ON FORM 12B-25 BUT NEED
     NOT  RESTATE  INFORMATION THAT HAS BEEN CORRECTLY FURNISHED. THE FORM SHALL
     BE  CLEARLY  IDENTIFIED  AS  AN  AMENDED  NOTIFICATION.